UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-17157

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOVELLUS SYSTEMS, INC. RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOVELLUS SYSTEMS, INC.

4000 North First Street

San Jose, CA 95134

408-943-9700

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Novellus Systems, Inc.

Retirement Plan

We have audited the financial statements of the Novellus Systems, Inc. Retirement Plan (the Plan) as of December 31, 2007 and 2006, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 26, 2008

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
	(In thousands)
Assets:
Investments at fair value	$195,550	$177,808
Participant loans	2,954	2,721

Assets held for investment purposes	198,504	180,529
Employer’s contribution receivable	4,202	3,879

Net assets available for benefits at fair value	202,706	184,408
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(134)	175

Net assets available for benefits	$202,572	$184,583

See notes to financial statements.

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended December 31,
	2007	2006
	(In thousands)
Additions to net assets attributed to:
Investment income:
Dividends and interest	$12,488	$8,216
Net realized and unrealized appreciation (depreciation) in fair value of investments	(3,278)	17,055

Total investment income	9,210	25,271

Contributions:
Participants’	16,632	15,059
Employer’s	4,202	3,879

Total contributions	20,834	18,938

Total additions	30,044	44,209

Deductions from net assets attributed to withdrawals and distributions	12,055	11,613

Net increase in net assets available for benefits	17,989	32,596
Net assets available for benefits:
Beginning of year	184,583	151,987

End of year	$202,572	$184,583

See notes to financial statements.

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Novellus Systems, Inc. Retirement Plan (the Plan) provides only general information. In 2005, the Plan was amended and restated using a prototype plan document supplied by the Vanguard Group, a third-party administrator. Participants should refer to the prototype plan document and Summary Plan Document for further description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1988 by Novellus Systems, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is designed to conform to provisions of the Internal Revenue Code, as amended (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan was amended and restated in 2003 and 2001 to provide for the merger of the SpeedFam-IPEC Employees’ Savings Profit Sharing Plan and Trust (SpeedFam Plan) and the GaSonics International 401(k) Profit Sharing Plan (GaSonics Plan), respectively, into the Plan.

The Plan was amended on January 1, 2007 to allow participants the option of contributing after-tax compensation into a Roth 401(k) account. Previously, the Plan only allowed participants to contribute pre-tax compensation into a Traditional 401(k) account. The amendment does not impact the financial statements.

Administration — The Board of Directors of the Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Vanguard Fiduciary Trust Company serves as the Plan’s trustee. The Vanguard Group processes and maintains the records of participant data and serves as the Plan’s custodian. Administrative expenses for the Plan are primarily the responsibility of the Company. Administrative expenses were insignificant to the financial statements in 2007 and 2006 and have therefore been reported as withdrawals.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present an adjustment from fair value to contract value for fully benefit-responsive investment contracts.

The Plan adopted the financial statement presentation and disclosure requirements effective December 31, 2006 to show the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The effect of adopting the FSP had no impact on net assets, as fully benefit-responsive investment contracts have been historically presented at contract value.

Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Forfeited accounts — Forfeited nonvested accounts are used to pay the Plan’s administrative expenses or applied against matching contributions made by the Company. Approximately $0.2 million and $0.1 million of forfeitures were utilized to reduce the Company’s matching contributions in 2007 and 2006, respectively. Forfeitures attributable to the GaSonics Plan and the SpeedFam

Plan are used solely to pay the Plan’s administrative expenses. As of December 31, 2007 and 2006 approximately $0.2 million of forfeitures remained unutilized in the Plan.

Investments — Investments of the Plan are held by the trustee and, other than mentioned below, invested based solely upon instructions received from participants. Participants may allocate a maximum of 25% of their deferrals of compensation to the Novellus Company Stock Fund (Company Stock Fund), which is a fund invested in shares of the Company’s common stock. All investment accounts are participant directed except for unvested matching accounts invested in the Company Stock Fund.

Investments in mutual funds and the Company Stock Fund are valued at fair value, as measured by quoted market prices, as of the last day of the Plan’s year. The Vanguard Retirement Savings Trust consists primarily of fully benefit-responsive investment contracts. In determining the net assets available for benefits, the Vanguard Retirement Savings Trust is recorded in the financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. Participant loans are recorded at cost, which approximates fair value.

Income taxes — The Plan obtained its latest determination letter on December 12, 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan was subsequently amended since receiving the determination letter. The form of the Plan document upon which the Plan is currently based has received a favorable opinion letter from the IRS, and, pursuant to IRS Revenue Procedure 2005-16 (2005-10 I.R.B. 674), the Company is entitled to rely upon this letter to establish that the terms of the Plan are in continuing compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan, including the Company’s common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

New accounting pronouncement — In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan will adopt the provisions of SFAS 157 for its December 31, 2008 financial statements. The Plan is currently evaluating the potential impact of adoption of SFAS 157; however, management does not believe adoption will have a material impact on the Plan’s financial statements.

NOTE 2 — PARTICIPATION AND BENEFITS

Participant contributions — Participants may elect to have the Company contribute up to 100% of their eligible pre-tax or after-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are allocated to investments in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions – Participants in the Plan become eligible to receive matching contributions immediately upon enrolling in the Plan and electing to make salary deferral contributions to the Plan. Generally, a participant will share in the matching contribution only if the participant is still employed on the last day of the Plan’s year and has completed one year of credited service.

For the years ended December 31, 2007 and 2006, the Company matched 50% of each eligible participant’s contribution under the Plan. The maximum eligible participant contribution is the greater of $4,000 or 6% of eligible compensation. The Company may change the matching contribution rate at any time, subject to the limits of the Plan and the Code. Matching contributions for the years ended December 31, 2007 and 2006 were made in shares of the Company’s common stock in the amount of 152,423 and 112,995 shares, respectively. The contributions, net of forfeitures, were valued at approximately $4.2 million and $3.9 million as of December 31, 2007 and 2006, respectively. Matching contributions were transferred into the Plan subsequent to year-end.

The Company is also allowed to make discretionary contributions as defined in the Plan and as approved by the Board of Directors. No discretionary contributions were made for the years ended December 31, 2007 and 2006.

Vesting — Participants are immediately vested in their contributions. Participants are fully vested in the employer’s matching and discretionary contributions allocated to their account after three years of credited service.

Accounts merged into the Plan from the SpeedFam Plan are subject to special vesting provisions. Participants are 100% vested in matching and profit sharing contributions allocated to their accounts under the SpeedFam Plan after one and six years, respectively.

Participant accounts — Each participant’s account is credited with the participant’s contributions, earnings or losses on the participant’s investments and an allocation of the Company’s contributions, if any.

Payment of benefits — Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. Distributions are paid in cash, except for distributions from the Company Stock Fund, which may be paid in cash or shares of stock at the election of the participant. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $1,000.

Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2007 carry interest rates ranging from 5% to 10%.

NOTE 3 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets available for benefits at December 31:

	2007
	(In thousands)
American Funds: The Growth Fund of America	$26,600
Vanguard 500 Index Fund Investor Shares	13,656
Vanguard Global Equity Fund	19,901
Vanguard Wellington Fund Investor Shares	12,928
Vanguard Retirement Savings Trust	17,699
Novellus Company Stock Fund	14,885	*
Other funds individually less than 5% of net assets	92,835

Assets held for investment purposes	$198,504

	2006
	(In thousands)
American Funds: The Growth Fund of America	$23,893
Van Kampen Comstock Fund; Class A	10,342
Vanguard 500 Index Fund Investor Shares	13,374
Vanguard Global Equity Fund	16,897
Vanguard Wellington Fund Investor Shares	12,372
Vanguard Retirement Savings Trust	18,258
Novellus Company Stock Fund	17,882	*
Other funds individually less than 5% of net assets	67,511

Assets held for investment purposes	$180,529

*	Includes nonparticipant-directed investments (Note 5).

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2007	2006
	(In thousands)
Company Stock Fund	$(3,931)	$6,197
Mutual funds	653	10,858

	$(3,278)	$17,055

NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS

Effective January 1, 2005, the Plan invests in shares of mutual funds managed by an affiliate of the Vanguard Fidiciary Trust Company. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As summarized in Note 1, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in the Company’s common stock held in the Novellus Company Stock Fund as of December 31, 2007 and 2006 was approximately $14.8 million and $17.9 million, respectively.

NOTE 5 — NONPARTICIPANT-DIRECTED INVESTMENTS

The net assets and the significant components of the changes in net assets relating to nonparticipant-directed matching accounts included in the Company Stock Fund are as follows for the years ended December 31:

	2007	2006
	(In thousands)
Beginning net assets	$777	$561
Contributions made to the Plan	721	479
Realized and unrealized gains (losses)	(249)	314
Transfers to participant directed investments, net	(797)	(453)
Transfers to forfeitures	(63)	(124)

Ending net assets	$389	$777

NOTE 6 – RECONCILIATION TO FORM 5500

The following schedule reconciles the financial statements to the Form 5500 as of December 31, 2007:

	Net assets available for benefits	Investment income
	(In thousands)
Balance per the financial Statements	$202,572	$9,210
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	134	309

Balance per the Form 5500	$202,706	$9,519

NOTE 7 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 8 — SUBSEQUENT EVENT

As of June 25, 2008, the share price of the Company’s common stock held by the Plan decreased by approximately 20% since December 31, 2007.

SUPPLEMENTAL SCHEDULE

NOVELLUS SYSTEMS, INC.	EIN: 77-0024666
RETIREMENT PLAN	PLAN #001
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value

*	American Funds: The Growth Fund of America	Mutual fund		$26,599,811
*	Columbia Acorn Fund	Mutual fund		7,994,406
*	Federated Kaufmann Fund	Mutual fund		8,185,397
*	Heartland Value Plus Fund	Mutual fund		2,720,199
*	JP Morgan MidCap Value Fund; Select Shares	Mutual fund		3,897,881
*	Mainstay High Yield Corporate Bond Fund; Class A	Mutual fund		1,993,777
*	Oppenheimer Quest Balanced Value Fund; Class Y	Mutual fund		683,550
*	Rainier: Small/Mid Cap Equity Portfolio	Mutual fund		8,052,317
*	Van Kampen Comstock Fund; Class A	Mutual fund		9,518,094
*	Vanguard 500 Index Fund Investor Shares	Mutual fund		13,656,190
*	Vanguard Calvert Social Index Fund	Mutual fund		260,161
*	Vanguard GNMA Fund Investor Shares	Mutual fund		2,064,506
*	Vanguard Global Equity Fund	Mutual fund		19,901,333
*	Vanguard Inflation-Protected Securities Fund	Mutual fund		1,568,626
*	Vanguard Intermediate-Term Investment-Grade Fund	Mutual fund		1,992,573
*	Vanguard International Explorer Fund	Mutual fund		10,131,351
*	Vanguard Long-Term Investment-Grade Investor Shares	Mutual fund		819,950
*	Vanguard Mid-Cap Index Fund	Mutual fund		4,057,867
*	Vanguard Short-Term Investment-Grade Fund	Mutual fund		2,035,116
*	Vanguard Small-Cap Index Fund Investor Shares	Mutual fund		2,592,778
*	Vanguard Target Retirement 2005 Fund	Mutual fund		342,111
*	Vanguard Target Retirement 2015 Fund	Mutual fund		1,288,928
*	Vanguard Target Retirement 2025 Fund	Mutual fund		4,228,933
*	Vanguard Target Retirement 2035 Fund	Mutual fund		3,093,730
*	Vanguard Target Retirement 2045 Fund	Mutual fund		2,394,504
*	Vanguard Target Retirement Income	Mutual fund		52,384
*	Vanguard Total Bond Market Index Fund	Mutual fund		960,887
*	Vanguard Total International Stock Index Fund	Mutual fund		6,845,059
*	Vanguard Wellington Fund Investor Shares	Mutual fund		12,927,809
*	Vanguard Windsor II Fund Investor Shares	Mutual fund		2,104,931
*	Vanguard Retirement Savings Trust	Common/Collective trust		17,699,492
*	Novellus Company Stock Fund (Participant-directed)	Common stock		14,495,374
*	Novellus Company Stock Fund (Nonparticipant-directed)	Common stock	$456,763	389,184
*	Participant loans	Interest rate range of 5.00% to 10.00%	—	2,954,383

				$198,503,592

*	Parties in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVELLUS SYSTEMS, INC.

Date: June 26, 2008	By:	/s/ Jeffrey C. Benzing
Jeffrey C. Benzing Executive Vice President and Chief Administrative Officer (Principal Financial Officer)

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm